UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Scorpio Bulkers Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

Y7546A106

(CUSIP Number)

December 17, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7546A106	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,105,288*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,105,288*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,105,288*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%*
12	TYPE OF REPORTING PERSON* CO
*Reflects beneficial ownership as of December 24, 2014. See item 4.

CUSIP No. Y7546A106	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,270,600*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,270,600*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,270,600*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%*
12	TYPE OF REPORTING PERSON* PN, IA
*Reflects beneficial ownership as of December 24, 2014. See item 4.

CUSIP No. Y7546A106	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,270,600*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,270,600*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,270,600*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%*
12	TYPE OF REPORTING PERSON* PN, HC
*Reflects beneficial ownership as of December 24, 2014. See item 4.

CUSIP No. Y7546A106	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,270,600*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,270,600*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,270,600*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%*
12	TYPE OF REPORTING PERSON* OO, HC
*Reflects beneficial ownership as of December 24, 2014. See item 4.

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being filed with respect to the Common Stock (as defined in Item 2(d) below) of the Issuer (as defined in Item 1(a) below) to amend and restate the Schedule 13G, filed on February 14, 2014, as amended and restated by Amendment No. 1 to the Schedule 13G, filed on December 5, 2014 (together, the “Current Schedule 13G”).

This Amendment No. 2 hereby amends and restates the Current Schedule 13G as follows:

Item 1(a)	Name of Issuer:

The name of the issuer is Scorpio Bulkers Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

9, Boulevard Charles III
Monaco
98000

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed by:

(i) Monarch Debt Recovery Master Fund Ltd (“MDRF”), with respect to shares of Common Stock (as defined below), of the Issuer owned by MDRF directly (the “MDRF Common Stock”) as Common Stock;

(ii) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds”) with respect to shares of Common Stock of the Issuer directly owned by the Funds as Common Stock (including the MDRF Common Stock);

(iii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position; and

(iv) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

MDRF, MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Item 2(b)	Address or Principal Business Office:
The address of the principal business office of the Reporting Persons is as follows:

c/o Monarch Alternative Capital LP
535 Madison Avenue
New York, New York 10022

Item 2(c)	Citizenship:

MDRF is a Cayman Islands corporation. MAC is a Delaware limited partnership. MDRA GP is a Delaware limited partnership. Monarch GP is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Shares, par value $0.01 (“Common Stock”)

Item 2(e)	CUSIP Number:

Y7546A106

Item 3	A.	☐ Broker or dealer registered under Section 15 of the Act,

	B.	☐ Bank as defined in Section 3(a)(6) of the Act,

	C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

	D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

	E.	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

	F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

	G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

	H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	J.	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

	K.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4	Ownership:

A. MDRF

(a) Amount beneficially owned: 10,105,288

(b) Percent of Class: 5.6% (calculated based on approximately 179,044,563 million shares of Common Stock outstanding as of December 2, 2014, as provided by the Issuer to the Reporting Persons)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,105,288

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,105,288

B. MAC

(a) Amount beneficially owned: 25,270,600

(b) Percent of Class: 14.1% (calculated based on approximately 179,044,563 million shares of Common Stock outstanding as of December 2, 2014, as provided by the Issuer to the Reporting Persons)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 25,270,600

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 25,270,600

C. MDRA GP

(a) Amount beneficially owned: 25,270,600

(b) Percent of Class: 14.1% (calculated based on approximately 179,044,563 million shares of Common Stock outstanding as of December 2, 2014, as provided by the Issuer to the Reporting Persons)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 25,270,600

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 25,270,600

D. Monarch GP

(a) Amount beneficially owned: 25,270,600

(b) Percent of Class: 14.1% (calculated based on approximately 179,044,563 million shares of Common Stock outstanding as of December 2, 2014, as provided by the Issuer to the Reporting Persons)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 25,270,600

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 25,270,600

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2014
MONARCH DEBT RECOVERY MASTER FUND LTD
By:       Monarch Alternative Capital, its Investment Manager

By:       MDRA GP, its General Partner

By:       Monarch GP LLC, its General Partner

By:  /s/ Michael Weinstock
       Name:   Michael Weinstock
       Title:     Member

Dated: December 24, 2014	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: December 24, 2014	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: December 24, 2014	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member

[Signature Page to Amendment No. 2 to Schedule 13G with respect to Scorpio Bulkers Inc.]